UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CVR Partners, LP

(Name of Issuer)

Common Units representing Limited Partner Interests

(Title of Class of Securities)

126633106

(CUSIP Number)

Marisa Beeney

GSO Capital Partners LP

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the common units (the “Common Units”) representing limited partner interests in CVR Partners, LP, a Delaware limited partnership (the “Issuer”) , and amends the initial statement on Schedule 13D filed on April 11, 2016 (as amended, the “Schedule 13D”) . Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed by: (i) GSO Cactus Credit Opportunities Fund LP, (ii) Steamboat Nitro Blocker LLC, (iii) GSO Coastline Credit Partners LP, (iv) GSO ADGM II Nitro Blocker LLC, (v) GSO Special Situations Fund LP, (vi) GSO SSOMF Nitro Blocker LLC, (vii) GSO Palmetto Opportunistic Investment Partners LP, (viii) GSO Credit A-Partners LP, (collectively, with GSO Cactus Credit Opportunities Fund LP, Steamboat Nitro Blocker LLC, GSO Coastline Credit Partners LP, GSO ADGM II Nitro Blocker LLC, GSO Special Situations Fund LP, GSO SSOMF Nitro Blocker LLC and GSO Palmetto Opportunistic Investment Partners LP, the “GSO Funds”), (ix) Steamboat Credit Opportunities Intermediate Fund LP, (x) GSO Aiguille des Grands Montets Fund II LP, (xi) GSO Special Situations Overseas Master Fund Ltd., (xii) GSO Palmetto Opportunistic Associates LLC, (xiii) GSO Credit-A Associates LLC, (xiv) GSO Holdings I L.L.C., (xv) GSO Capital Partners LP, (xvi) Bennett J. Goodman, (xvii) J. Albert Smith III, (xviii) GSO Advisor Holdings L.L.C., (xix) Blackstone Holdings I L.P., (xx) Blackstone Holdings II L.P., (xxi) Blackstone Holdings I/II GP Inc., (xxii) The Blackstone Group L.P., (xxiii) Blackstone Group Management L.L.C. and (xxiv) Stephen A. Schwarzman.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the subsection titled “Board Designation Rights”:

On July 6, 2016, Mr. Patrick Fleury, the GSO Funds’ director designee on the CVR Board, resigned from the CVR Board. Pursuant to the Letter Agreement, the GSO Funds have the right to designate a director to the CVR Board under the Rentech Transaction Agreement. Although the GSO Funds currently intend to name a replacement, no decision has been made as of the date hereof, and the GSO Funds currently intend to continue to discuss such a potential replacement with the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2016

GSO Cactus Credit Opportunities Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

Steamboat Nitro Blocker LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Manager

Steamboat Credit Opportunities Intermediate Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Coastline Credit Partners LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO ADGM II Nitro Blocker LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Manager

[Schedule 13D/A – CVR Partners, LP]

GSO Aiguille des Grands Montets Fund II LP

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit A-Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

[Schedule 13D/A – CVR Partners, LP]

GSO SSOMF Nitro Blocker LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Manager

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment manager

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member
By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Schedule 13D/A – CVR Partners, LP]

Blackstone Holdings II L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
By: Stephen A. Schwarzman

[Schedule 13D/A – CVR Partners, LP]